Exhibit 99.1

SOLAI Limited Announces Unaudited Financial Results

for the Three Months Ended September 30, 2025

AKRON, Ohio, November 21, 2025/PRNewswire/—SOLAI Limited (NYSE: SLAI)  (previously traded under “BTCM”) (“SOLAI,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency infrastructure company, today reported its unaudited financial results for the three months ended September 30, 2025.

“In the third quarter, we made steady progress on our two core initiatives. Our Solana treasury strategy is now actively generating yield, and we are particularly encouraged by the external validation that we have received, with community members choosing to stake with our independent validator node. On the stablecoin front, we have successfully validated the core technology for DOLAI. This foundational step confirms the potential for the cross-border payment use cases we are exploring, with the focus now shifting to the essential product development required to bring this utility to life.” remarked by Mr. Bo Yu, the Chairman of the Board and Chief Operating Officer of SOLAI.

The Three Months Ended September 30, 2025 Highlights

•	Revenues were US$4.4 million for the three months ended September 30, 2025, representing a decrease of US$0.4 million from US$4.8 million for the three months ended September 30, 2024 and no change comparing with US$4.4 million for the three months ended June 30, 2025.

•	Operating costs and expenses were US$11.1 million for the three months ended September 30, 2025, representing an increase of US$2.1 million from US$9.0 million for the three months ended September 30, 2024 and a decrease of US$0.4 million from US$11.5 million for the three months ended June 30, 2025.

•	Operating loss was US$2.7 million for the three months ended September 30, 2025, compared with operating loss of US$4.8 million for the three months ended September 30, 2024 and operating loss of US$5.8 million for the three months ended June 30, 2025.

•	Non-GAAP adjusted operating loss[1] was US$2.7 million for the three months ended September 30, 2025, compared with non-GAAP adjusted operating loss of US$4.8 million for the three months ended September 30, 2024 and non-GAAP adjusted operating loss of US$5.4 million for the three months ended June 30, 2025.

•	Net loss attributable to SOLAI was US$2.5 million for the three months ended September 30, 2025, compared with net loss attributable to SOLAI of US$4.8 million for the three months ended September 30, 2024 and net loss attributable to SOLAI of US$5.8 million for the three months ended June 30, 2025.

•	Non-GAAP adjusted net loss[1] attributable to SOLAI was US$2.4 million for the three months ended September 30, 2025, compared with non-GAAP adjusted net loss attributable to SOLAI of US$4.8 million for the three months ended September 30, 2024 and non-GAAP adjusted net loss attributable to SOLAI of US$5.5 million for the three months ended June 30, 2025.

•	Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to SOLAI for the three months ended September 30, 2025 were US$0.14.

•	Non-GAAP adjusted basic and diluted losses per ADS1 2 attributable to SOLAI including for the three months ended September 30, 2025 were US$0.13.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, and changes in fair value of derivative instruments. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2 American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

The Three Months Ended September 30, 2025 Financial Results

Revenues

Revenues were mainly comprised of US$1.5 million from the self-mining business and US$2.9 million from the data center business.

Self-mining

As of today, our DOGE/LTC mining machines are shut down. For the three months ended September 30, 2025, we produced 2.7 million DOGE and 816 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$0.7 million.

We achieved steady operational progress in the first three quarters of 2025, against the backdrop of refining our infrastructure strategy and continuous cost-control efforts.   We are committed to maximizing shareholder value by maintaining our position at the forefront of the evolving digital asset mining landscape while continuing to scale our core BTC operations. As of today, the total hash rate capacity of our BTC mining machines in operation is approximately 343.90 PH/s.  For the three months ended September 30, 2025, we produced 7.1 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$0.8 million. Cryptocurrency mining revenue from other cryptocurrencies, such as BEL, JKC, PEP, SHIC and LKY, was immaterial.

During the three months ended September 30, 2025, our self mining business recognized approximately $1.5 million in revenue, representing a decrease of US$1.5 million compared with the three months ended September 30, 2024 and representing a slight decrease of US$0.1 million compared with the three months ended June 30, 2025.

Data Center Operation

During the three months ended September 30, 2025, our 82.5 megawatt space (the “82.5 Megawatt Space”) at the Ohio Mining Site recognized approximately $2.9 million in service fee revenue, representing an increase of US$1.1 million compared with the three months ended September 30, 2024 and representing a slight increase of US$0.1 million compared with the three months ended June 30, 2025.

Overall

Revenues were US$4.4 million for the three months ended September 30, 2025, representing a decrease of US$0.4 million, or 8.3%, from US$4.8 million for the three months ended September 30, 2024 and no change comparing with the three months ended June 30, 2025. The year-over-year decrease was mainly attributable to (i) higher computing power of the whole network in the three months ended September 30, 2025 compared with the computing power in the three months ended September 30, 2024, resulting in an increased difficulty in cryptocurrency self-mining activities; (ii) the maintenance of the machines led to a reduction in the number of machines on the shelves, which was partially offset by the increase of data center business revenue due to new data center customers.

Operating Costs and Expenses

Operating costs and expenses were US$11.1 million for the three months ended September 30, 2025, representing an increase of US$2.1 million, or 23.3%, from US$9.0 million for the three months ended September 30, 2024, and a slight decrease of US$0.4 million or 3.5% from US$11.5 million for the three months ended June 30, 2025.

Cost of revenue was US$6.9 million for the three months ended September 30, 2025, representing an increase of US$0.5 million, or 7.8%, from US$6.4 million for the three months ended September 30, 2024, and a slight decrease of US$0.3 million or 4.2% from US$7.2 million for the three months ended June 30, 2025. The year-over-year increase was mainly attributable to the increase of US$0.7 million in electricity cost which was in line with the increase in data center revenue, and offset by decrease of US$0.2 million as the amortization of the intangible asset arising from the acquisition of Bee Computing was completed in July 2025. The completion of the amortization was also a main cause of the sequential decrease in cost of revenue. Cost of revenue was comprised of the direct cost of revenue of US$4.5 million relating to the data center business and depreciation and amortization expenses of US$2.4 million.

General and administrative expenses were US$4.1 million for the three months ended September 30, 2025, representing a rise of US$1.6 million, or 64.0%, from US$2.5 million for the three months ended September 30, 2024, and a slight decrease of US$0.1 million or 2.4% from US$4.2 million for the three months ended June 30, 2025. The year-over-year increase was mainly attributable to (i) an increase of US$0.8 million in amortization of an intangible asset acquired from the acquisition of the Ethiopian data center and (ii) an increase of US$1.0 million in depreciation of Ethiopian data center and mining machine.

Other Operating Income

Other operating income was US$1.6 million for the three months ended September 30, 2025, representing an increase of US$1.6 million, from nil for the three months ended September 30, 2024, and no change comparing with the three months ended June 30, 2025. The year-over-year increase was mainly due to an increase of US$1.4 million in amortization of unfavorable contact liabilities recognized from the acquisition of the Ethiopian  data center.

Other Operating Expenses

Other operating expenses were nil for the three months ended September 30, 2025, representing no change comparing with the three months ended September 30, 2024 and a decrease of US$1.3 million, from US$1.3 million for the three months ended June 30, 2025. The sequential decrease was mainly due to a decrease of US$1.3 million in cryptocurrency loss due to an online scam in the second quarter of 2025.

Changes in Fair Value of Cryptocurrency Assets

Changes in fair value of cryptocurrency assets were positive US$2.4 million for the three months ended September 30, 2025, representing an increase of US$3.0 million, from negative US$0.6 million for the three months ended September 30, 2024 and an increase of US$1.4 million, from positive US$1.0 million for the three months ended June 30, 2025. The year-over-year difference was attributable to the increase of cryptocurrency prices during the three months ended September 30, 2025 when comparing to an overall decrease of cryptocurrency prices during the three months ended September 30, 2024. The sequential difference was attributable to the increase of cryptocurrency prices during the three months ended September 30, 2025 when comparing to cryptocurrency prices during the three months ended June 30, 2025.

Operating Loss

Operating loss was US$2.7 million for the three months ended September 30, 2025, compared with operating loss from of US$4.8 million for the three months ended September 30, 2024, and operating loss of US$5.8 million for the three months ended June 30, 2025.

Non-GAAP adjusted operating loss was US$2.7 million for the three months ended September 30, 2025, compared with non-GAAP adjusted operating loss of US$4.8 million for the three months ended September 30, 2024, and non-GAAP adjusted operating loss of US$5.4 million for the three months ended June 30, 2025. The year-over-year decrease in non-GAAP adjusted operating loss was mainly due to (i) the positive effect of US$3.0 million in changes in fair value of cryptocurrency assets; (ii) the increase of US$1.6 million in other operating income, which was offset by the decrease of US$2.1 million in operating costs and expenses. The sequential improvement was attributable to (i) the positive effect of US$1.4 million in changes in fair value of cryptocurrency assets and (ii) decrease of US$1.3 million in other operating expenses as we recorded cryptocurrency loss due to an online scam in the second quarter of 2025.

Net Loss Attributable to SOLAI

Net loss attributable to SOLAI was US$2.5 million for the three months ended September 30, 2025, compared with net loss attributable to SOLAI of US$4.8 million for the three months ended September 30, 2024, and net loss attributable to SOLAI of US$5.8 million for the three months ended June 30, 2025. The year-over-year decrease in net loss attributable to SOLAI was mainly due to (i) the positive effect of US$3.0 million in changes in fair value of cryptocurrency assets; (ii) the increase of US$1.6 million in other operating income, which was partially offset by (i) the increase of US$2.1 million in operating costs and expenses and (ii) the decrease of US$0.2 million of changes in fair value of derivative instruments. The sequential decrease in net loss attributable to SOLAI was mainly driven by the (i) the positive effect of US$1.4 million in changes in fair value of cryptocurrency assets; (ii) decrease of US$1.3 million in other operating expenses as we recorded cryptocurrency loss due to an online scam in the second quarter of 2025 and (iii) the decrease of US$0.3 million in cost of reveune.

Non-GAAP adjusted net loss attributable to SOLAI was US$2.4 million for the three months ended September 30, 2025, compared with non-GAAP adjusted net loss attributable to SOLAI of US$4.8 million for the three months ended September 30, 2024, and non-GAAP adjusted net loss attributable to SOLAI of US$5.5 million for the three months ended June 30, 2025. The year-over-year and sequential decreases in non-GAAP adjusted net loss attributable to SOLAI were mainly due to the same reasons mentioned in the trend analysis of net loss attributable to SOLAI above.

Cash and Cash Equivalents

As of September 30, 2025, the Company had cash and cash equivalents of US$3.8 million, compared with cash and cash equivalents of US$1.8 million as of December 31, 2024.

Cryptocurrency Assets

As of September 30, 2025, the Company had cryptocurrency assets of US$12.3 million in aggregate,  which comprised of 14.6 BTC, 133 ETH, 0.3 million DOGE and various other cryptocurrency assets, which were mainly generated from its cryptocurrency mining business, and 0.4 million USDT and 0.04 million SOL.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”), is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and Solana treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, SOLAI aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to operating loss and net loss, we use the non-GAAP financial measures of non-GAAP adjusted operating loss and non-GAAP adjusted net loss, which are U.S. GAAP operating loss and net loss as adjusted to exclude the impact of share-based compensation expenses and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measures should not be considered in addition to or as a substitute for or superior to U.S. GAAP operating loss or net loss. In addition, our definition of non-GAAP adjusted operating loss and non-GAAP adjusted net loss may be different from the definition of such terms used by other companies, and therefore comparability may be limited.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: solai@thepiacentegroup.com

SOLAI Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)
(Unaudited)

	December 31, 2024	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	1,810	3,815
Accounts receivable	1,845	2,694
Prepayments and other current assets	5,911	3,481
Cryptocurrency assets	9,581	12,294
Total current assets	19,147	22,284

Non-current assets:
Property and equipment, net	19,896	23,740
Intangible assets, net	11,084	8,039
Deposits	2,462	2,465
Long-term investments	3,557	3,436
Right-of-use assets	2,627	1,420
Long-term prepayments and other non-current assets	27,562	15,189
Total non-current assets	67,188	54,289

TOTAL ASSETS	86,335	76,573

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	25	25
Accrued payroll and welfare payable	306	69
Accrued expenses and other current liabilities	9,349	11,453
Operating lease liabilities – current	1,485	1,434
Income tax payable	71	80
Total current liabilities	11,236	13,061

Non-current liabilities:
Operating lease liabilities - non-current	1,063	3
Other non-current liabilities	7,256	1,761
Total non-current liabilities	8,319	1,764

TOTAL LIABILITIES	19,555	14,825

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 and 8,399,935,000 shares authorized as of December 31, 2024 and September 30, 2025, respectively; 1,595,399,890 and 1,867,853,490 shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively	78	92
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2024 and September 30, 2025; 65,000 shares issued and outstanding as of December 31, 2024 and September 30, 2025	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2024 and September 30, 2025; 99 shares issued and outstanding as of December 31, 2024 and September 30, 2025	-	-
Additional paid-in capital	640,724	652,190
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(557,913)	(574,294)
Accumulated other comprehensive loss	(4,392)	(4,346)
Total SOLAI Limited shareholders’ equity	56,893	52,038
Non-controlling interests	9,887	9,710
Total shareholders' equity	66,780	61,748

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,335	76,573

SOLAI Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025
Revenues	4,770	4,420	4,403

Operating costs and expenses:
Cost of revenue	(6,448)	(7,201)	(6,923)
Sales and marketing expenses	(16)	(16)	(15)
General and administrative expenses	(2,513)	(4,249)	(4,147)
Total operating costs and expenses	(8,977)	(11,466)	(11,085)
Other operating income	11	1,576	1,570
Other operating expenses	(2)	(1,265)	(24)
Changes in fair value of cryptocurrency assets	(601)	972	2,411
Changes in fair value of payables settled by cryptocurrency assets	-	-	1
Operating loss	(4,799)	(5,763)	(2,724)
Other (expense) income, net	(21)	(107)	55
Interest income	1	36	38
Gain from equity method investments	-	2	-
Changes in fair value of derivative instruments	69	46	(117)
Loss before income tax	(4,750)	(5,786)	(2,748)
Income tax benefits	-	-	-
Net loss	(4,750)	(5,786)	(2,748)
Less: Net income (loss) attributable to the non-controlling interests	-	23	(266)
Net loss attributable to SOLAI Limited	(4,750)	(5,809)	(2,482)
Other comprehensive income (loss):	-
Foreign currency translation gain (loss)	140	(9)	56
Other comprehensive income (loss), net of tax	140	(9)	56
Comprehensive loss	(4,610)	(5,795)	(2,692)
Less: Comprehensive income (loss) attributable to non-controlling interests	-	23	(266)
Comprehensive loss attributable to SOLAI Limited	(4,610)	(5,818)	(2,426)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,154,341,589	1,607,852,073	1,835,240,207
Diluted	1,154,341,589	1,607,852,073	1,835,240,207

Losses per share attributable to SOLAI Limited-Basic and Diluted
Net loss	(0.00)	(0.00)	(0.00)

Losses per ADS* attributable to SOLAI Limited-Basic and Diluted
Net loss	(0.41)	(0.36)	(0.14)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.

SOLAI Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)
(Unaudited)

	Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025
Operating loss	(4,799)	(5,763)	(2,724)
Adjustment for share-based compensation expenses	-	344	-
Non-GAAP adjusted operating loss	(4,799)	(5,419)	(2,724)

Net loss attributable to SOLAI Limited	(4,750)	(5,809)	(2,482)
Adjustment for share-based compensation expenses	-	344	-
Adjustment for changes in fair value of derivative instruments	(69)	(46)	117
Non-GAAP adjusted net loss attributable to SOLAI Limited	(4,819)	(5,511)	(2,365)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,154,341,589	1,607,852,073	1,835,240,207
Diluted	1,154,341,589	1,607,852,073	1,835,240,207
Losses per share attributable to SOLAI Limited-Basic and Diluted (non-GAAP)
Non-GAAP adjusted net loss	(0.00)	(0.00)	(0.00)
Losses per ADS* attributable to SOLAI Limited-Basic and Diluted (non-GAAP)
Non-GAAP adjusted net loss	(0.42)	(0.34)	(0.13)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.